Exhibit 99.1

S&P Global Ratings Maalot Confirms Ratings of Sapiens and its Series B Debentures as “ilAA-” with a Stable Outlook/ “ilAA-”

Holon, Israel, July 11, 2023 – Sapiens International Corporation (Nasdaq and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that Ma’alot S&P Global (a part of the global rating firm Standard & Poor’s Financial Services LLC) (“Ma’alot”) has confirmed the long-term issuer rating for Sapiens as “ilAA-”, with stable outlook, while also confirming the rating for Sapiens’ Series B Debentures as “ilAA-”.

The Series B Debentures are traded on the Tel Aviv Stock Exchange (“TASE”) and were offered in Israel pursuant to Sapiens’ Israeli shelf prospectuses filed with the Israeli Securities Authority in September 2017 and June 2020.

Mr. Roni Al-Dor, President & CEO of Sapiens, commented: “Sapiens continues its long-term success at realizing revenue growth, increasing profitability and generating strong cash flow. The rating confirmation represents another expression of the market’s and experts’ continued confidence in Sapiens. Sapiens is unique in the market in its long-term continuous proven track record of growth in both revenue and profit.”

Maalot’s official rating report, in Hebrew, was submitted by Maalot to the Israel Securities Authority and the Tel Aviv Stock Exchange. For convenience, the English translation of Maalot’s rating report can be found by clicking here. The Company is also submitting a report on Form 6-K that attached this press release (with the link to the English translation of Maalot’s report) to the U.S. Securities and Exchange Commission.

This announcement shall not constitute a solicitation or an offer to buy any securities.

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management.

sapiens.com

Media and Investors’ Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer &

Head of Investor Relations, Sapiens
yaffa.cohen-ifrah@sapeins.com

www.sapiens.com